UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LORAL SPACE & COMMUNICATIONS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

543881106

(CUSIP Number)

JANUARY 1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 543881106

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). ECHOSTAR CORPORATION I.R.S. Employer Identification No. 26-1232727

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,472,695 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,472,695 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,472,695 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.10% (2)

12	Type of Reporting Person CO

(1)           As reported in a Schedule 13G filed by EchoStar Communications Corporation, a Nevada corporation (currently known as DISH Network Corporation, “DISH”), with the Securities and Exchange Commission on December 19, 2005, DISH beneficially owned an aggregate of 1,350,532 shares of voting common stock (“Shares”) of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”) as of the time of such filing, including Shares issued to DISH on December 9, 2005 in connection with the Fourth Amended Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code, as modified, of Loral Space & Communications Ltd., a Bermuda company (“Old Loral”), and certain of its subsidiaries (the “Plan”). DISH also received an aggregate of 122,163 Shares that were distributed subsequently from time to time under the Plan in connection with the resolution of certain remaining claims against Old Loral.

Effective January 1, 2008, DISH completed its distribution to EchoStar Corporation, a Nevada corporation (“EchoStar”), of its digital set-top box business and certain infrastructure and other assets, including certain of its satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities (such transaction, the “Spin-off”).  Since the Spin-off,  DISH and EchoStar have operated as separate publicly-traded companies and neither entity has any ownership interest in the other.  A substantial majority of the voting power of the shares of DISH and EchoStar is owned beneficially by Charles W. Ergen or by certain trusts established by Mr. Ergen for the benefit of his family.  All Shares of the Issuer previously held by DISH were transferred to EchoStar in connection with and as a result of the Spin-off.

(2)           The percentage is calculated based on 20,730,059 Shares outstanding as of October 29, 2010, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed by the Issuer with the Securities and Exchange Commission on November 4, 2010.

SCHEDULE 13G

CUSIP No. 543881106

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only). Charles W. Ergen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,529,073 (3)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,529,073 (3)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,073 (3)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.38% (4)

12	Type of Reporting Person IN

(3)           Includes 1,472,695 Shares held by EchoStar.

(4)           The percentage is calculated based on 20,730,059 Shares outstanding as of October 29, 2010, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed by the Issuer with the Securities and Exchange Commission on November 4, 2010.

SCHEDULE 13G

CUSIP No. 543881106

Item 1(a)	Name of Issuer: Loral Space & Communications Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 600 Third Avenue New York, New York 10016

Item 2(a)

Name of Person Filing:
EchoStar Corporation

Charles W. Ergen (“Mr. Ergen” and, together with EchoStar, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Items 2(b), (c)

Address of Principal Business Office or, if none, Residence; Citizenship of Reporting Persons
The principal business address of EchoStar is 100 Inverness Terrace East, Englewood, Colorado 80112.  EchoStar is a Nevada corporation.

The principal business address of Mr. Ergen is 9601 S. Meridian Blvd., Englewood, Colorado 80112.  Mr. Ergen is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share
Item 2(e)	CUSIP Number: 543881106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: EchoStar: 1,472,695 Mr. Ergen: 1,529,073
(b) Percent of class: EchoStar: 7.10% Mr. Ergen: 7.38%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: EchoStar: 1,472,695 Mr. Ergen: 1,529,073
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: EchoStar: 1,472,695 Mr. Ergen: 1,529,073
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting

SCHEDULE 13G

CUSIP No. 543881106

person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.   In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated:  February 11, 2011

ECHOSTAR CORPORATION			CHARLES W. ERGEN

By:	/s/ R. Stanton Dodge		/s/ Charles W. Ergen
	Name:	R. Stanton Dodge	Name: Charles W. Ergen
	Title:	Executive Vice President, General Counsel and Secretary